For Immediate Release   Contact: Brian Frank
                                                                        (917) 748-1390
                                                                        bfrank@frankfunds.com

FRANK VALUE FUND AGAIN NAMED ONE OF *THE WALL STREET JOURNAL*'S CATEGORY KINGS

Spectacular 2009 continues national recognition

Parsippany, NJ – August 10, 2009 – The Frank Value Fund continues to reap the rewards of buying safe, quality companies while its competitors languish. On August 3, 2009, *The Wall Street Journal* again ranked the Frank Value Fund a "Category King" in the multi-cap core category, placing 10th out of 793 funds. By sticking to their principles and taking advantage of distressed prices, Frank Value Fund managers Alfred and Brian Frank have positioned the fund for astounding long-term success.

"Our portfolio still has incredibly attractive fundamentals" Brian explains. "This market favors stock-pickers like us because if you know where to look, you can still find historical opportunities."

For performance information and investment options, please visit us at www.frankfunds.com.

About Frank Value Fund
The Frank Value Fund (NASDAQ: FRNKX) is a multi-cap mutual fund aiming to provide investors with superior returns and minimal risk. The fund focuses on high-quality companies with strong-balance sheets, limited competition, and low valuations. As an independent fund, the Frank Value Fund has tremendous advantages researching a much larger investment universe and being able to buy or sell when others cannot. The fund also focuses on the fundamentals and ignores the noise of day-to-day trading. This long-term, back-to-basics approach has enabled the fund to significantly outperform both its competition and benchmark, the S&P 500, since inception on July 21, 2004. Alfred and Brian Frank are co-mangers of the fund as well as large shareholders.